 NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES
RESIGNATION OF CHIEF OPERATING OFFICER

Acheson, Canada, April 19, 2007/CCNMatthews/ - North American Energy Partners Inc. (“NAEPI” or “the company”) (TSX: NOA) (NYSE: NOA) announced today that William M. Koehn has resigned as Vice President, Operations and Chief Operating Officer effective July 31, 2007.

Mr. Koehn joined the company as a Project Manager in 1992, eventually becoming Fort McMurray Regional Manager, a position he held until being appointed Vice President, Operations in 2002 and Chief Operating Officer in 2004.

Rod Ruston, President and CEO of NAEPI, said, “Bill Koehn’s industry knowledge and strong client relationships have been an important factor in the growth and success of this company. We thank him for his significant contributions and wish him the very best as he pursues new opportunities.”

A search for Mr. Koehn’s successor is underway.

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North American Energy Partners Inc. (www.nacg.ca) is one of the largest providers of mining and site preparation, piling and pipeline installation services in western Canada. For more than 50 years, NAEPI has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:	Kevin Rowand
Investor Relations Manager
Phone: (780) 960-4531
Fax: (780) 960-7103
Email: krowand@nacg.ca